

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2010

William Sliney
Chief Financial Officer
VirnetX Holding Corporation
5615 Scotts Valley Drive, Suite 100
Scotts Valley, CA 95066
*Also via facsimile at: (831) 438-3078*

> **Re:     VirnetX Holding Company**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
> **Filed August 9, 2010**
> **File No. 001-33852**

Dear Mr. Sliney:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.      We note your pending request for confidential treatment in connection with portions of Exhibit 10.1 to your Form 10-Q for the Fiscal Quarter Ended June 30, 2010.  We are currently processing this request and will issue comments to you in a forthcoming letter.

Form 10-K for Fiscal Year Ended December 31, 2009

Notes to Financial Statements

Note 8.  Warrants, page 55

2.      We note you issued Series I and II warrants in connection with the private placement transaction that closed on September 11, 2009.  It is unclear to us based on your

disclosures on page 32, as well as in Note 8, how you determined that these instruments should receive equity classification. For both Series I and Series II warrants, please clarify for us the terms of the warrants and provide the analysis you performed pursuant to ASC 815-40-15 in order to determine the appropriate accounting classification and treatment for these instruments.

Item 9A. Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 62

3.      You have disclosed that your annual report does not include an attestation report from the company's registered public accounting firm regarding internal control over financial reporting. However, such a report was provided on page 61. Please remove this disclosure from future filings when the report from the registered public accounting firm is included.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters Equity Compensation Plan Information (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 29, 2010)

Voting Securities and Principal Holders, page 35

4.      We note from your risk factor disclosure on page 27 that a group of stockholders entered into a voting agreement, which requires them to vote all of their shares of voting stock in a particular manner. In your future filings, consider supplementing the tabular information required by Item 403 of Regulation S-K by including, for example, footnote disclosure, that concisely describes the effective impact of the voting agreement on the number of shares and percentage ownership as to which the directors and/or affiliates effectively exercise voting rights over the shares.

Form 10-Q for Fiscal Quarter ending June 30, 2010

Notes to the Financial Statements

Note 11 – Litigation, page 10

5.      We note that in May 2010 you entered into a Settlement and License Agreement with Microsoft for $200 million. With regards to this Agreement, please provide us with the following information:
   - Describe in further detail the terms, arrangements, obligations and rights associated with the litigation settlement. Tell us each element specified in the Agreement and how you considered the allocation guidance of ASC 605-25-25, by analogy, with regards to bifurcating such elements;
   - Tell us how you determined the value of each element;
   - Tell us how you determined that classification of the entire payment as revenue during the three months ended June 30, 2010 was appropriate. In your response,

> please address how you determined that the payment to SAIC should be classified as a cost of revenue versus a reduction to revenue;

- Please cite the specific accounting guidance you relied upon; and
- Tell us your consideration to include a discussion of your accounting policy for such arrangements in your Summary of Significant Accounting Policies footnote disclosures.

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 15

6.      We note that you expect to use the net proceeds from the settlement agreement with Microsoft Corporation to fund your operations and provide working capital for general corporate purposes for at least the next 12 months.  Given that your revenues generated for the three months ended June 30, 2010 substantially increased from $7,207 in three months ended June 30, 2009 to approximately $200 million in the three months ended June 30, 2010, consider expanding your disclosure to address any known trends and/or material commitments for capital expenditures and the general purpose of such commitments, to help investors better understand your financial condition.  Briefly describe in your response letter and with a view towards enhanced disclosure in future filings, the impact of these revenues on your business operations and whether the revenues received from the settlement agreement should be deemed an unusual or infrequent event to your results of operations.

Item 1A – Risk Factors

"We expect that we will be substantially dependent on a concentrated number of customers. …" page 22

7.      To the extent that you have chosen to include risk factor disclosure, please note that quantitative information should be included when necessary to provide the context needed to appreciate the extent of the conditions or uncertainties identified in the risk factor.  As an example, your risk factor, in which you may be substantially dependent on a limited number of customers, should be updated to quantify the number of customers upon which you depend.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.  Please address questions regarding all other comments to Stephani Bouvet, Staff Attorney at (202) 551-3545 or Mark Shuman, legal branch chief at (202) 551-3462.

Sincerely,


Kathleen Collins
Accounting Branch Chief